Exhibit (p)

DIVIDEND CAPITAL STRATEGIC GLOBAL REALTY FUND

PURCHASE AGREEMENT

Purchase Agreement dated June 20, 2007 between Dividend Capital Strategic Global Realty Fund, a statutory trust organized under the laws of the State of Delaware (the “Fund”), and Dividend Capital Investments LLC (the “Adviser”), a limited liability company organized under the laws of the State of Delaware.

WHEREAS, the Fund is a non-diversified closed-end management investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”); and

WHEREAS, the Fund proposes to issue and sell common shares of beneficial interest (“common shares”) in the Fund in a public offering pursuant to a registration statement filed with the Securities and Exchange Commission on Form N-2, as amended from time to time (the “Registration Statement”).

NOW, THEREFORE, the Fund and the Adviser agree as follows:

1.	The Fund offers to sell to the Adviser, and the Adviser agrees to purchase from the Fund, 5,247 common shares, $0.001 par value, of the Fund at a price of $19.06 per common share, for an aggregate price of $100,008 on June 13, 2007.

2.	The Adviser acknowledges that it is aware that such common shares are not registered under the Securities Act of 1933, as amended.

3.	The Adviser represents and warrants to the Fund that the Adviser is acquiring the commons shares for investment purposes only and not with a view toward redemption, resale or further distribution.

4.	The Adviser’s right under this Purchase Agreement to purchase the common shares is not assignable.

IN WITNESS WHEREOF, the Fund and the Adviser have caused their duly authorized officers to execute this Purchase Agreement as of the date first above written.

DIVIDEND CAPITAL STRATEGIC GLOBAL REALTY FUND		DIVIDEND CAPITAL INVESTMENTS LLC

By:	/s/ Jeffrey Taylor	By:	/s/ Derek Mullins
Name:	Jeffrey Taylor	Name:	Derek Mullins
Title:	Vice President and Treasurer	Title:	Director of Operations